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                                  EXHIBIT 12.1

                          PARK-OHIO INDUSTRIES,INC.
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN THOUSANDS, EXCEPT RATIO DATA)

 ....................................    2000      1999         1998         1997           1996
                                        ----      ----         ----         ----           ----
Earnings from continuing operations
  before income taxes................  $ 7,906   $28,608      $22,820      $19,199        $14,753

Less capitalized interest............                          (1,000)

Fixed charges........................   35,084    28,690       20,840       11,495          8,787
                                       -------   -------      -------      -------        -------

Earnings available for fixed
  charges............................  $42,990   $57,298      $42,660      $30,694        $23,540

Fixed charges:
Interest component
  of rent expense....................  $ 4,272   $ 3,938      $ 2,352      $ 2,232        $ 1,584

Interest expense.....................   30,812    24,752       17,488        9,101          6,947

Interest capitalized.................                           1,000

Amortization of deferred financing
  costs..............................        (1)      --(1)        --(1)       162            256
                                       -------    -------      -------     -------        -------

Total fixed charges..................  $35,084    $28,690      $20,840     $11,495        $ 8,787

Ratio of earnings to fixed
  charges............................     1.23x       2.0x         2.0x        2.7x           2.7x

(1) Included in interest expense